Provident Energy Announces Second Quarter Results

NEWS RELEASE NUMBER 25-04	August 16, 2004

 All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

Second Quarter 2004 Highlights

  Closed acquisitions of Olympia Energy and Viracocha Energy - the acquisitions individually and combined were accretive to Provident's cash flow, production and reserves on a per unit basis.

  Completed the acquisition of 92 percent interest in BreitBurn Energy, L.P. - the acquisition increased Provident's reserve life to more than eight years and established a new platform for growth in the U.S.

  Generated $39.5 million ($0.40/unit) in cash flow from operations and declared distributions of $31 million ($0.36/unit).

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today reported cash flow from operations for the second quarter 2004 was $39.5 million ($0.40 per unit) compared to $31.6 million ($0.49 per unit) in 2003. Distributions declared in the quarter totaled $35.0 million ($0.36 per unit) compared to $35.5 million ($0.60 per unit) in 2003. For the second quarter 2004, Provident's payout ratio of cash flow from operations was 89 percent and its payout ratio of adjusted cash flow was 96 percent.

Year to date, operating cash flow was $78.7 million ($0.84 per unit) compared to $73.5 million ($1.19 per unit) for the same period in 2003. During the first and second quarters, Provident declared and paid distributions of $66.1 million ($0.72 per unit) compared to the $68.6 million ($1.20 per unit) in the comparable 2003 period. For the six months ended June 30, 2004, Provident's payout ratio of cash flow from operations was 84 percent and its payout ratio of adjusted cash flow was 91 percent.

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During the second quarter of 2004, Provident completed the acquisitions of Olympia Energy (Olympia) (TSX-OLY), Viracocha Energy (Viracocha) (TSX-VCA), and BreitBurn Energy, LLC (BreitBurn). Consistent with Provident's balanced portfolio strategy, the concurrent acquisitions of Olympia and Viracocha were accretive to Provident's cash flow, production and reserves on a per unit basis; while the acquisition of BreitBurn was highly accretive to net asset value and added high quality, long-life medium oil and gas production assets at attractive valuation metrics. BreitBurn also provides Provident with an exceptional new platform for growth in the U.S. with an experienced, highly technical U.S.-based management team committed to creating long-term value for Provident unitholders. As a result of these three acquisitions, Provident's forecast production for the second half of 2004 is approximately 35,600 boed, weighted 40 percent to natural gas, 43 percent to light/medium oil and natural gas liquids (NGLs), and 17 percent to heavy oil. Provident's current commodity mix compares very favorably to a year ago when heavy oil represented 25 percent of Provident's production mix, natural gas was 45 percent, and light/medium oil and NGLs were 30 percent.

"In the second quarter and year to date, Provident's oil and gas production and midstream services businesses delivered solid operational and financial results," said Provident Chief Executive Officer Tom Buchanan. "With the completion of the Olympia, Viracocha, and BreitBurn transactions during the quarter, we also demonstrated the effectiveness of our balanced portfolio strategy and Provident's ability to execute upon opportunities that increase per unit cash flow, add to the underlying value of the trust, and provide new platforms for future growth."

Business Unit Results

Provident has diversified investments across the energy value chain in Canada and the United States. The business is managed within three key business units - Midstream Services and Marketing (Midstream), U.S. Oil and Gas Production (US-OGP), and Canadian Oil and Gas Production (COGP). Segmented results are reported below.

"For the quarter, the Midstream and Canadian Oil and Gas Production operations teams delivered results in-line with Provident expectations despite operational challenges including a third party pipeline outage at Redwater and delayed drilling activities in Lloydminster, Southwest Saskatchewan and Southern Alberta due to heavy rainfall," said Provident President Randy Findlay. "The integration of our recent acquisitions has gone as planned and we are already appreciating benefits and synergies from the combination of Olympia and Viracocha operations with our Canadian oil and gas business. And given the BreitBurn management team remained fully intact following our acquisition, operations in Canada and the U.S. were uninterrupted since closing upon the BreitBurn transaction in mid-June."

"Now operating three business platforms, Provident is uniquely positioned to take advantage of new value adding internal development and acquisition opportunities in Canada and the U.S., as well as in oil and gas production and energy infrastructure," Findlay said.

Midstream Services and Marketing

Provident's Midstream business unit generates cash flow by providing fee-based services including extraction, transportation, storage, distribution and marketing of NGLs to petroleum producers and refiners, petrochemical companies, and marketing firms.

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For the second quarter of 2004, Provident's Midstream business unit generated earnings before interest and taxes and depreciation (EBITDA) of $8.9 million and cash flow from operations of $8.1 million. Year to date, Midstream has earned EBITDA of $20.6 million and cash flow of $18.5 million. Throughput at the Redwater fractionation facility during the second quarter averaged 48,452 bpd and 58,945 bpd for the six months ended June 30. A third party pipeline shutdown in May 2004 constricted supply of NGL mix to the Redwater fractionation facility during the second quarter. Despite third party supply constraints, Provident was able to optimize existing capacity and other contractual arrangements to achieve its financial objectives for the second quarter and year to date.

U.S. Oil and Natural Gas Production (US-OGP)

Provident's US-OGP business unit produces cash flow from the production and sale of natural gas and medium oil located in the Los Angeles Basin. BreitBurn Energy L.P. operates 100 percent of the production.

On June 16, Provident completed the acquisition of all the issued and outstanding shares of BreitBurn Energy, LLC, a private exploitation and production company based in Los Angeles, California. Aggregate consideration for the shares of BreitBurn was Cdn$157.4 million in cash and the assumption of Cdn$33.6 million of working capital deficiency and financial obligations of BreitBurn. Under terms of the transaction, Provident reorganized BreitBurn into a Limited Partnership (LP), of which it now holds 92 percent. BreitBurn co-founders and co-chief executive officers (CEO), Randall Breitenbach and Halbert Washburn, acquired an eight percent interest for Cdn$13.7 million. Washburn and Breitenbach continue to lead BreitBurn's business in the U.S. as co-CEOs. BreitBurn is expected to add an incremental 4,500 boed of production to Provident in the second half of 2004, of which 90 percent will be medium crude oil and 10 percent will be natural gas. The acquisition of BreitBurn also increased Provident's January 1, 2004 total Proved Plus Probable reserves to over 120 million boe proforma at January 1, 2004, extending Provident's Proved Plus Probable reserve life index from 6.4 to 8.3 years based on January 1, 2004 reserve reports.

Provident closed on the BreitBurn acquisition with 14 days remaining in the second quarter. As a result BreitBurn's contribution to Provident's quarterly results is not significant and is incorporated in the COGP section. Segmented financial and operational results for BreitBurn Energy will be reported in the US-OGP segment commencing in the third quarter.

Canadian Oil and Gas Production (COGP)

Provident's COGP business unit produces cash flow from the production and sale of natural gas, light/medium oil, natural gas liquids, and heavy oil to energy marketers. Production assets are located in central and southern regions of Alberta and Saskatchewan.

On June 1, Provident closed on the concurrent acquisitions of all outstanding shares of Olympia Energy and Viracocha Energy, adding approximately 9,000 boed of incremental production in the second half of 2004. Aggregate consideration for Olympia and Viracocha was approximately $227.8 million and $203.7 million, respectively, payable through the issuance of Provident units and the assumption of debt and working capital. Financial and operational results from the Olympia and Viracocha acquisitions are reflected from June 1 forward.

In the second quarter of 2004, COGP generated $31.1 million of cash flow from operations, excluding $0.4 million in cash flow generated by US-OGP, compared to $31.6 million for the same period in 2003. Year to date, COGP has earned $59.7 million cash flow from operations compared to $73.5 million. The year over year decrease in COGP cash flow from operations is attributable to lower production volumes due to natural declines and delayed development activities, lower realized prices and higher operating costs.

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Second quarter 2004 COGP production averaged 26,408 boed compared to 26,781 boed for the same period in 2003. COGP production for the second quarter 2004 was weighted 43 percent natural gas, 32 percent medium/light oil and NGLs, and 24 percent heavy oil. COGP volumes exclude the 600 boed produced by US-OGP during the final 14 days of the quarter. Year to date, Provident's COGP production averaged 25,373 boed compared to 27,686 boed during the 2003 year ago period. Production additions from Provident's development activities have been pushed back due to weather driven delays impacting the timing of Provident's drilling programs in Lloydminster, Southwest Saskatchewan and Southern Alberta.

COGP operating costs were $7.75/boe during the second quarter compared to $7.48/boe during the second quarter 2003 and $8.36/boe in the first quarter of 2004. Year to date, COGP operating costs were $8.05/boe compared to $7.13/boe for the same period in 2003. The year over year increase was due to lower production volumes, increased processing fees and down hole costs, and higher fuel and power costs. While commodity prices across the energy sector have trended upward due to a rising commodity pricing environment, the addition of lower operating cost production from Viracocha and Olympia combined with cost saving and logistics optimization initiatives underway at Provident are having a positive impact on maintaining reasonable operating costs.

During the second quarter of 2004, Provident invested $11.2 million of development capital, $10.6 million in COGP and $0.6 million in US-OGP, compared to $12.0 million of capital expenditures in COGP made for the same period in 2003. During the quarter, Provident drilled 26.4 net wells of which 15 were shallow gas wells, performed recompletions/workovers on 15.9 net wells, and farmed out 3.5 net wells resulting in initial production of 1,150 boed. Year to date, Provident has invested $21.6 million on COGP internal development activities, drilled 46.0 net wells including 19 shallow gas wells, performed recompletions/workovers on 23.9 net wells, farmed out 3.5 net wells, and generated incremental production of 1,800 boed. For the same period in 2003, total capital spending was $18.5 million.

Commodity Price Risk Management

Provident's Commodity Price Risk Management involves a disciplined hedging strategy and use of derivative instruments to protect margins and minimize price risk associated with volatility of commodity prices.

In the COGP business, field netbacks including hedging were $15.92 /boe in the second quarter 2004 compared to $15.63/boe realized in the second quarter last year. The two percent increase is due to higher realized commodity prices partially offset by increased opportunity cost on hedging activities, and higher operating and royalty costs. Year to date, field netbacks were $15.78/boe compared to $16.92/boe for the comparable 2003 period. The decrease in netbacks is due to lower realized commodity prices and higher operating costs partially offset by reduced opportunity costs on hedging and reduced royalties on a per boe basis.

For the second quarter of 2004 the Commodity Price Risk Management Program recorded opportunity costs of $11.8 million on crude oil ($8.99/barrel) and $4.6 million on natural gas ($0.74/mcf). On a boe basis the opportunity cost for the second quarter was $6.66/boe compared to $4.87/boe for the second quarter 2003. For the six months ended June 30, 2004, Provident recorded opportunity costs of $21.2 million related to crude oil ($8.63/barrel) and $5.0 million related to natural gas ($0.42/mcf). On a boe basis the opportunity cost year to date was $5.61/boe compared to $6.88/boe for the year to date period in 2003.

The Midstream Services business unit realized an opportunity cost of $0.5 million for the second quarter of 2004 and year to date of $0.3 million on propane, ethane and foreign exchange hedging activities with no comparative for 2003.

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A conference call with senior management to review the quarter results is scheduled for 9 a.m. MDT (11:00 a.m. EDT) on Monday, August 16. Analysts, investors and media may access the conference call by dialing 416-405-9328 in the Toronto area and 1-800-387-6216 for all other areas of Canada and the United States. Please call in five to 10 minutes prior to the scheduled start time. A live webcast will also be available on Provident's website at www.providentenergy.com. A replay of the conference call will be available on the Provident website and by dialing 416-695-5800 or 1-800-408-3053. The passcode for the replay is 3080189.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business. Provident's energy portfolio is located in some of the more stable and predictable producing regions in western Canada and southern California. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

# # #

Investor and Media Contact:	Corporate Head Office:
Jennifer Pierce	700, 112 - 4th Avenue S.W.
Senior Manager	Calgary, Alberta
Investor Relations and	Canada T2P 0H3
Communications	Phone: (403) 296-2233
Phone (403) 231-6736	Toll Free: 1-800-587-6299
Email: info@providentenergy.com	Fax: (403) 261-6696
www.providentenergy.com

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Financial highlights

Canadian dollars (000s) except per	Three months ended			Six months ended
unit amounts	June 30,			June 30,
	2004	2003	%	2004	2003	%
			Change			Change

Revenue	218,304	57,520	279	452,736	124,230	264

Cash flow from OGP operations	31,392	31,571	-	60,214	73,532	18

Cash flow from midstream services and
marketing	8,097	-	-	18,487	-	-

Total cash flow from operations before
changes in working capital	39,489	31,571	25	78,701	73,532	7

Per weighted average unit - basic	0.40	0.49	(18)	0.84	1.19	(29)
Per weighted average unit - diluted	0.40	0.49	(18)	0.84	1.19	(29)
Declared distributions to unitholders	35,039	35,528	(1)	66,075	68,619	(4)
Per unit	0.36	0.60	(40)	0.72	1.20	(40)
Percent of cash flow from operations
before changes in working capital
distributed	89%	113%		84%	93%

Net income (loss)	(3,077)	23,073	-	(5,328)	14,330	-
Per weighted average unit - basic	(0.06)	0.34	-	(0.12)	0.18	-
Per weighted average unit - diluted	(0.06)	0.34	-	(0.12)	0.18	-
Capital expenditures	11,607	11,974	(3)	23,126	18,541	25
Property acquisitions	-	-		4,718	-
Property dispositions	705	765	(39)	7,114	2,553	169
Bank Debt	313,200	197,500	59	313,200	197,500	59
Unitholders' equity	1,002,901	451,176	122	1,002,901	451,176	122
Weighted average trust units and
exchangeable shares outstanding (000s)	99,095	63,985	55	93,948	62,020	51

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Operational highlights

	Three months ended			Six months ended
	June 30,			June 30,

	2004	2003	%	2004	2003	%
			Change			Change

Oil and Gas Production:
Daily production
Light/medium crude oil (bpd)	7,861	6,770	16	6,913	7,026	(2)

Heavy oil (bpd)	6,537	6,700	(2)	6,563	6,474	1

Natural gas liquids (bpd)	1,267	1,162	9	1,198	1,123	7

Natural gas (mcf)	68,007	72,898	7	65,933	78,380	(16)

Oil equivalent (boed)(1)	27,000	26,781	1	25,663	27,686	(7)
Average selling price (before hedges)
Light/medium crude oil ($/bbl)	42.28	33.57	26	40.86	38.76	5

Heavy oil ($/bbl)	28.26	23.47	20	27.55	27.38	1

Corporate oil blend ($/bbl)	35.91	28.55	26	34.38	33.30	3

Natural gas liquids ($/bbl)	40.55	37.16	9	38.89	40.99	(5)

Natural gas ($/mcf)	7.01	6.87	2	6.71	7.44	(10)

Oil equivalent ($/boe)(1)	38.70	30.68	12	37.11	38.96	(5)

Field netback (including hedges) ($/boe)	15.92	15.63	1	15.78	16.92	(8)

Midstream services and marketing
Redwater throughput (bpd)	48,452	-	-	58,945	-	-

EBITDA (thousands)	$8,945	$-	-	$ 21,142	$-	-

(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.

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Management's Discussion and Analysis

The following analysis provides a detailed explanation of Provident's operating results for the quarter and for the six months ended June 30, 2004 compared to the same time periods in 2003 and should be read in conjunction with the consolidated financial statements of Provident, found later in the interim report.

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including the impact of general economic conditions in Canada and the United States; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; increased competition; the lack of availability of qualified personnel or management; fluctuations in commodity prices; foreign exchange or interest rates; stock market volatility and obtaining required approvals of regulatory authorities. Provident's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom. All amounts are reported in Canadian dollars, unless otherwise stated.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in three key business segments: Canadian oil and natural gas production and exploitation ("COGP"), United States oil and natural gas production and exploitation ("US-OGP") and Midstream Services and Marketing ("Midstream"). Provident's OGP business units produce crude oil and natural gas from five core areas in the western Canadian sedimentary basin and in the Los Angeles basin in the USA. The Midstream business unit processes, markets, transports and offers storage of natural gas liquids at the Redwater facility and surrounding infrastructure located north of Edmonton, Alberta, and markets crude oil. COGP and US-OGP results have been consolidated for the second quarter of 2004 for the MD&A as US-OGP was immaterial in the quarter.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the OGP business unit and the Midstream business unit. The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

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Consolidated cash flow from operations and cash distributions

	Three months ended		Six months ended
Canadian dollars (000s) except per unit amounts	June 30,		June 30,
	2004	2003	2004	2003
Revenue, Cash Flow and Distributions
Revenue (net of royalties and non-hedging derivative instruments -
see Note 6 of the financial statements)	218,304	57,520	452,736	124,230

Cash flow from operations before changes in working capital	39,489	31,571	78,701	73,532
Per weighted average unit - basic[1]	0.40	0.49	0.84	1.19
Per weighted average unit - diluted[1]	0.40	0.49	0.84	1.19
Interest on convertible debentures	(2,959)	(1,465)	(5,902)	(3,054)
Adjusted cash flow before changes in working capital	36,530	30,106	72,799	70,478
Declared distributions	35,039	35,528	66,075	68,619
Per Unit - actual[2]	0.36	0.60	0.72	1.20
Percent of cash flow distributed	89%	113%	84%	93%
Percent of adjusted cash flow distributed	96%	118%	91%	97%

[1] includes exchangeable shares
[2] excludes exchangeable shares

Cash flow from operations before changes in working capital ("cash flow") increased 25 percent or $7.9 million in the second quarter of 2004 to $39.5 million as compared to $31.6 million for the same quarter in 2003. OGP generated $31.4 million and Midstream $8.1 million of cash flow in the second quarter of 2004 and OGP, the sole business unit at the time, generated the cash flow in the comparable quarter in 2003.

For the six months ended June 30, 2004, cash flow increased $5.2 million to $78.7 million from $73.5 million for the first half of 2003. OGP generated $60.2 million and Midstream generated $18.5 million of cash flow for the first half of 2004 and OGP, the sole business unit at the time, generated the cash flow in the first half of 2003.

Management uses cash flow (before changes in non-cash working capital) to analyze operating performance. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

Adjusted cash flow

Provident uses the term adjusted cash flow to refer to cash flow from operations net of the interest paid on the subordinated convertible debentures. Management reviews adjusted cash flow in setting monthly distributions and takes into account cash required for debt repayment and/or capital programs in establishing the amount to be distributed. Historically, Provident has paid out a high percentage of its adjusted cash flow as distributions to unitholders.

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Distributions
The following table summarizes distributions paid or declared by the Trust since inception:
		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)
2004
January 22, 2004	February 13, 2004	$0.12	$0.09
February 19, 2004	March 15, 2004	0.12	0.09
March 19, 2004	April 15, 2004	0.12	0.09
April 20, 2004	May 14, 2004	0.12	0.09
May 19, 2004	June 15, 2004	0.12	0.09
June 18, 2004	July 15, 2004	0.12	0.09

2004 Cash Distributions paid as declared		$0.72	$0.54

2003 Cash Distributions paid as declared		$2.06	$1.47
2002 Cash Distributions paid as declared		$2.03	$1.29
2001 Cash Distributions paid as declared - March 2001 - December 2001		$2.54	$1.64
Inception to June 30, 2004 - Distributions paid as declared		$7.35	$4.94
*exchange rate based on the Bank of Canada noon rate on the payment date.
Net income (loss)

Canadian dollars (000s) except per unit	Three months ended		Six months ended
amounts	June 30,		June 30,
	2004	2003	2004	2003

Net income (loss)	(3,077)	23,073	(5,328)	14,330
Per weighted average unit
- basic(1)	(0.06)	0.34	(0.12)	0.18
Per weighted average unit
- diluted(2)	(0.06)	0.34	(0.12)	0.18

  Based on weighted average number of trust units outstanding plus the number of trust units that would be issued upon conversion of exchangeable shares. Net income (loss) in the basic and diluted per trust unit calculations has been reduced by interest on the convertible debentures.
  Based on weighted average number of trust units and trust units that would be issued upon conversion of exchangeable shares and conversion of the convertible debentures.

In the second quarter the net loss of $3.1 million was driven by a loss of $8.7 million in the OGP business segment partially offset by Midstream net income of $5.6 million. For the six months ended June 30, 2004 a $5.3 million loss resulted from a $16.2 million loss in OGP partially offset by $10.9 million of net income from the Midstream business unit.

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The net loss for the second quarter and first half of 2004 is largely due to the implementation of CICA Accounting Guideline 13, "Hedging relationships." Under accounting guideline 13, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective to continue hedge accounting for positions hedged with derivatives. Provident did not apply hedge accounting to the Commodity Price Risk Management Program and therefore has marked to market the outstanding derivatives as of June 30, 2004. This resulted in a non-cash charge of $2.5 million in the second quarter of 2004 and $18.0 million for the six month period. In addition, under accounting guideline 13, Provident's December 31, 2003 mark to market opportunity cost position of $25.2 million was set up as a deferred derivative loss and will be amortized as a non-cash expense over the life of those derivatives. Amortization of this amount resulted in a non-cash charge of $6.7 million and $13.3 million in the quarter and six months ended June 30 2004, respectively. The combined net non-cash pre-tax charge for the quarter and six months attributed to accounting guideline 13 was $9.3 million and $31.3 million respectively. On an after tax basis the impact was $6.0 million for the quarter and $20.0 million for the six month period. In future periods, the non-cash mark to market expense or recovery (recorded as loss or gain on non-hedging derivative instruments) may be significant depending on Provident's derivative portfolio and the change in market prices during those periods.

The second quarter of 2003 net income of $23.1 million was primarily associated with a $25.5 million future tax recovery that resulted from changes to Canadian tax legislation. On a year to date basis in 2003 net income of $14.3 million was reduced by an $18.6 million non-cash charge associated with the management internalization. Further, the 2003 comparative figures for the net income required a minor restatement for the retroactive application of the Asset Retirement Obligation accounting standard.

Taxes

	Three months ended		Six months ended
	June 30,		June 30,
Canadian dollars (000s) except per unit data	2004	2003	2004	2003

Capital taxes	$1,167	$616	$2,172	$1,826
Current and withholding taxes	292	-	292	-
Future income taxes recovery	(3,037)	(25,493)	(17,586)	(28,167)

Second quarter 2004 future income tax recovery of $3.0 million compares to a recovery of $25.5 million in the comparable quarter in 2003. The 2003 recovery resulted from the 2003 federal budget that reduced federal tax rates on resource profits from 27 percent to 21 percent by 2007. Year to date, recoveries in 2004 of $17.6 million reflect the losses recorded due to Accounting Guideline 13 in respect of hedging relationships and the $28.2 million recovery reported in the comparable 2003 period reflects the federal tax rate reduction. The 2003 comparative figures for future income taxes (recovery) have been restated to reflect a small adjustment due to the retroactive application of the Asset Retirement Obligation accounting standard.

Capital taxes include the Saskatchewan Resource surcharge and federal and provincial large corporation taxes. Current and withholding taxes reflect US taxes that are incurred on US income in respect of Provident's June 15, 2004 acquisition of US based Breitburn Energy.

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Interest expense

Canadian dollars (000s) except per unit	Three months ended		Six months ended
amounts	June 30,		June 30,
	2004	2003	2004	2003

Interest on long-term debt	$2,929	$2,210	$5,073	$4,479
Weighted-average interest rate	4.5%	4.5%	4.2%	4.3%

Interest expense increases for the quarter and year to date reflect increased debt levels as a result of growth as well as interest costs associated with the June 15, 2004 bridge financing which was repaid with proceeds from the July 6, 2004 issue of trust units and convertible debentures.

Financial Instruments

Commodity Price Risk Management Program

Provident's Commodity Price Risk Management Program has been in place since the inception of the Trust to help manage the volatility in Provident's oil and natural gas prices and to assist with stabilizing cash flow and distributions per unit. Provident uses a combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI crude oil and AECO natural gas prices and Cdn/US exchange rate hedges.

For the second quarter of 2004 the program recorded an opportunity cost of $16.4 million in the OGP business unit with $11.8 million related to crude oil ($8.99 per barrel) and $4.6 million related to natural gas ($0.74 per mcf). On a boe basis the opportunity cost for the second quarter of 2004 was $6.66 per boe. For the comparable quarter in 2003 the program recorded an opportunity cost of $11.9 million with $3.7 million related to crude oil ($2.98 per barrel) and $ 8.2 million related to natural gas ($1.24 per mcf). On a boe basis the opportunity cost for the comparable 2003 quarter was $4.87 per boe.

For the six months ended June 30, 2004 the program recorded an opportunity cost of $26.2 million in the OGP business unit with $21.2 million related to crude oil ($8.63 per barrel) and $5.0 million related to natural gas ($0.42 per mcf). On a boe basis the opportunity cost for the second quarter of 2004 was $5.61 per boe. For the comparable period in 2003 the program recorded an opportunity cost of $34.5 million with $15.4 million related to crude oil ($6.27 per barrel) and $ 19.1 million related to natural gas ($1.35 per mcf). On a boe basis the opportunity cost for the comparable 2003 period was $6.88 per boe.

The Midstream business unit realized an opportunity cost of $0.5 million for the second quarter of 2004 quarter and $0.3 million year to date on propane and ethane price stabilization hedging activities with no comparative for 2003.

At June 30, 2004 the mark to market value of open contracts was in a loss position of $44.1 million based on commodity prices prevailing at that date. This amount has been reflected in the financial statements of the Trust pursuant to Accounting Guideline 13 in respect of hedge accounting.

A table summarizing Provident's aggregate position under the Commodity Price Risk Management Program as at June 30, 2004 is available on Provident's website at www.providentenergy.com.

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Acquisitions

Provident completed three major acquisitions during the quarter. On June 1, 2004 Provident acquired Olympia Energy Inc. for consideration of 13,385,579 Trust units with an ascribed value of $152.9 million and 1,325,000 exchangeable shares with an ascribed value of $15.1 million plus acquisition costs net of option proceeds of $4.7 million. Olympia was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method. Goodwill of $106.5 million was recorded pursuant to the transaction.

On June 1, 2004 Provident acquired Viracocha Energy Inc. for consideration of 12,758,386 Trust units with an ascribed value of $145.7 million and 1,325,000 exchangeable shares with an ascribed value of $15.1 million and acquisition costs net of option proceeds of $2.0 million. Viracocha was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method. Goodwill of $115.0 million was recorded pursuant to the transaction.

On June 15, 2004 Provident acquired 92 percent of Breitburn Energy LLC for consideration of $157.4 million. Breitburn was a private company (now a limited partnership) active in the oil and gas exploitation and production business in the Los Angeles basin, USA. The transaction has been accounted for using the purchase method. The transaction was financed by way of working capital and a bridge finance facility. On July 6, 2004 the Trust issued 13,100,000 Trust units at $10.40 per unit for proceeds of $136.2 million ($129.4 million net of issue costs) and issued $50.0 million of Convertible Unsecured Subordinated Debentures ($48.0 million net of issue costs) pursuant to a public offering prospectus dated June 14, 2004. Proceeds of the Trust units and Debentures were primarily used to repay bridge financing acquired to complete the Breitburn acquisition on June 15, 2004.

The three acquisitions added $485.2 million to property plant and equipment and $221.5 million to goodwill in total and various other asset and liability accounts were affected. 39.2 million units were issued (including the units issued after the quarter end on July 6, 2004 to finance the Breitburn acquisition) for ascribed values and cash totaling $418.1 million, 2.7 million exchangeable shares were issued for ascribed values totaling $30.2 million and $50.0 million of convertible unsecured subordinated debentures were issued related to the Breitburn financing.

Goodwill

Goodwill is calculated as the residual of acquisition cost less the fair market value of the assets acquired and liabilities assumed. Goodwill arose from the acquisitions of Richland Petroleum Corporation, $13.3 million, and Meota Resources Corp., $89.1 million in 2002 and from, Olympia Energy Inc., $106.5 million, and Viracocha Energy Inc., $115.0 million.

Goodwill must be assessed for impairment at least annually, and if an impairment exists, it is charged to income in the period in which the impairment occurs. The impairment test includes, amongst other variables, a comparison of the net book value of the Trust's assets to the market value of the Trust's equity and debt.

[13]

Liquidity and Capital Resources

Canadian dollars (000s) except per unit	June 30,	December 31,
amounts
	2004	2003

Long-term debt	313,200	236,500
Bridge financing(1)	158,184	-
Working capital (surplus)/deficit	34,529	(18,552)
Net debt	505,913	217,948

Equity (at book value)	1,002,901	679,228

Total capitalization at book value	1,508,683	897,176

Net debt as a percentage of total book	34%	24%
value capitalization(1)
  The bridge financing was repaid on July 6, 2004 with proceeds from a trust unit and convertible debenture offering. Net debt as a percentage of total book value capitalization on a pro forma basis after accounting for the repayment of the bridge facility was 26 percent at June 30, 2004 compared to 24 percent for the same period in 2003.

Bank debt and working capital

As at June 30, 2004 Provident had drawn on 85 percent of its $370.0 million term credit facility as compared to 70 percent drawn as of December 31, 2003. The increase in the percentage drawn and in the level of debt was due to expenditures on acquisitions, and capital expenditures. The July 6, 2004 issue of equity and convertible debentures subsequent to the balance sheet date was applied to the bridge financing facility and the balance to long-term debt.

At June 30, 2004 Provident had letters of credit guaranteeing Provident's performance under certain commercial contracts and U.S. banking arrangements related to the BreitBurn acquisition that totalled $22 million, increasing bank line utilization to 91 percent. The guarantees are associated with the midstream business unit and at December 31, 2003 guarantees totaled $12.3 million.

Provident's working capital decreased by $53.1 million as at June 30, 2004 compared to December 31, 2003, excluding the $158.2 million bridge financing. Of this amount $32.3 million of the decrease was due to incorporating balance sheet accounts for unrealized hedging losses as required by the implementation of accounting guideline 13, "Hedging Relationships" (see changes in accounting policy in this MD&A), $3.9 million was due to the decrease in petroleum product inventory, while $16.9 million was due to changes in miscellaneous working capital accounts, largely reflecting the corporate acquisitions and increased drilling activity in the latter part of the second quarter.

[14]

Convertible subordinated debentures

Canadian dollars (000s) except per unit	Three months ended		Six months ended
amounts	June 30,		June 30,
	2004	2003	2004	2003
Interest on 10.5% convertible debentures	1,315	1,465	2,621	3,054
Conversions on 10.5% convertible debentures	-	12,445	25	14,350

Interest on 8.75% convertible debentures	1,644	-	3,281	-
Conversions on 8.75% convertible debentures	-	-	-	-

Total interest on convertible debentures	2,959	1,465	5,902	3,054
Total conversions on convertible debentures	-	12,445	25	14,350

The Trust's debentures net of issue costs are currently classified in Unitholders' Equity as the principal amount of the debentures can be settled with either trust units or cash at the time of maturity. Interest on the Debentures is included in Unitholders' Equity as accumulated interest on convertible debentures.

Non-controlling interest

Non-controlling interest arose from Provident's acquisition of 92 percent of Breitburn Energy of Los Angeles, California.

Three months ended June 30,
Canadian dollars (000s) except per unit amounts	2004
Opening non-controlling interest, June 15, 2004	13,690
Non-controlling interest in earnings for the period	130
Closing non-controlling interest, June 30, 2004	13,820

Trust units and exchangeable shares

In the first half of 2004 the Trust issued 0.5 million units (conversion amount $4.6 million) on conversion of exchangeable shares to units and issued 0.2 million units for the quarter (conversion amount $2.5 million) (first half of 2003 - 4.1 million units with a conversion amount of $41.1 million; second quarter of 2003 - 1.0 million units with a conversion amount of $9.8 million). The Trust also issued a small number of units on conversion of convertible debentures and pursuant to the stock option plan. Details of these issues are outlined in the notes to the financial statements. 0.8 million units were issued or are to be issued resulting from Provident's DRIP program (proceeds of $8.3 million (0.4 million for the quarter for proceeds of $3.8 million) (first half of 2003 - 1.6 million units for proceeds of $16.3 million; second quarter of 2003 - 0.9 million units with proceeds of $8.8 million).

[15]

On February 4, 2004 the Trust issued 4.5 million units at $11.20 per unit for proceeds of $50.4 million ($47.9 million net of issue costs) pursuant to a January 22, 2004 public offering. Proceeds from the issue were initially used to pay down Provident's bank debt and throughout 2004 have and will be used to finance the company's 2004 capital budget.

On June 1, 2004 the Trust issued 13.4 million units (at an ascribed value of $152.9 million) and a further 12.8 million units (at an ascribed value of $145.7 million) as part of the consideration to acquire the outstanding shares of Olympia Energy Inc. and Viracocha Energy Inc. respectively. 1.325 million exchangeable shares of Provident Energy Ltd. were issued pursuant to each transaction as well for a total of 2.65 million additional exchangeable shares. The Exchangeable Shares will be automatically exchanged for Trust Units on January 15, 2006, subject to extension at the option of the Offeror. The exchange ratio for these shares is calculated with reference to the distributions.

Capital expenditures and funding

Canadian dollars (000s) except per unit	Three Months Ended		Six Months Ended
amounts	June 30,		June 30,
	2004	2003	2004	2003
Capital Expenditures and Funding
Capital Expenditures
Capital expenditures and site restoration	(12,222)	(12,584)	(24,293)	(19,794)
Property acquisitions	-	-	(4,718)	-
Corporate acquisitions	(172,357)	(200)	(172,357)	(364)
Property dispositions	705	765	7,114	2,553
Net capital expenditures	(183,874)	(12,019)	(194,254)	(17,605)

Funded By

Adjusted cash flow net of declared distributions	1,491	(5,422)	6,724	1,859
			158,184
Bridge financing	158,184	-

Issue of trust units, net of cost; excluding DRIP	2,006	553	50,637

DRIP proceeds	3,729	8,841	8,333	16,341
Change in working capital and payment of non-			(2,581)	(12,048)
hedging derivative instruments	(12,193)	(953)
Increase (decrease) in long term bank debt	30,657	9,000	(27,043)	10,300
	183,874	12,019	194,254	17,605

Note: The above table does not include the amount attributed to acquisitions where consideration was paid by issuing units of the trust.

Capital expenditures were funded by a combination of DRIP proceeds, proceeds received on non-core property dispositions, cash flow, equity and debt. Provident's strategy is to fund acquisitions by accessing the capital markets and to fund capital expenditures through DRIP and other equity if needed.

[16]

Asset retirement obligation

Canadian dollars (000s) except per unit	Three Months Ended		Six Months Ended
amounts	June 30,		June 30,
	2004	2003	2004	2003
Carrying amount, beginning of period	33,023	33,175	33,182	32,645
Increase in liabilities during the period	11,078	-	11,407	130
Settlement of liabilities during the period	(1,604)	(584)	(2,672)	(727)
Accretion expense	636	543	1,216	1,086
Carrying amount, end of period	43,133	33,134	43,133	33,134

Asset retirement obligation (ARO) increased by $10.1 million to $43.1 million during the second quarter of 2004 and by $10.0 million year to date. The increase in the ARO balance in the quarter is primarily associated with the acquisition of Olympia Energy Inc. and Viracocha Energy Inc. and the assumption of associated ARO.

The Trust's asset retirement obligation is based on the Trust's net ownership in wells and facilities and management's estimate of the costs to abandon and reclaim those wells and facilities as well as an estimate of the future timing of the costs to be incurred. Midstream assets, including the Redwater facility, the Younger Plant and the liquids gathering system have been excluded from the asset retirement obligation as retirement obligations associated with these assets have settlement dates very far in the future with immaterial current values.

The total undiscounted amount of future cash flows required to settle asset retirement obligations is estimated to be $127.8 million. Payments to settle asset retirement obligations occur over the operating lives of the assets estimated to be from zero to 20 years. Estimated cash flows have been discounted at the Trust's credit-adjusted risk free rate of 7 percent and an inflation rate of 2 percent.

Non-cash general and administrative

Non-cash general and administrative includes expenses or recoveries associated with Provident's unit option plan. Provident recorded a recovery of $0.3 million in the second quarter of 2004 (2003 - nil) and $0.7 million year to date (2003 - nil).

OGP Review

COGP and US-OGP results have been consolidated for the second quarter of 2004 for the MD&A as US-OGP was immaterial in the quarter.

[17]

Crude oil price

The following prices are net of transportation expense.

		Three months ended				Six months
		June 30,				ended June 30,
		2004	2003	%		2004		2003	%
				Change					Change
Oil per barrel
WTI (US$)		$38.34	$28.90	33		$36.75		$31.34	17
Exchange rate (from US$ to Cdn$)		$1.36	$1.40	(3)		$1.34		$1.46	(8)
WTI expressed in Cdn$	$				$
		52.14	$40.46	29				45.76	8
						49.25	$
Corporate realized crude oil and
natural gas liquids price before hedging
		$36.29	$29.23	24		$34.75		$33.89	2
(Cdn$)

Corporate realized light/medium oil
price before hedging (Cdn$)		$42.28	$33.57	26		$40.86		$38.76	5
Corporate realized heavy oil price
before hedging (Cdn$)		$28.26	$23.47	20		$27.55		$27.38	1
Corporate realized natural gas liquids
price before hedging (Cdn$)		$40.55	$37.16	9		$38.89		$40.99	(5)

Provident's 2004 second quarter pre-hedged realized oil and natural gas liquids price increased 24 percent to $36.29 compared to $29.23 in the comparable 2003 quarter. The increase was caused by a 33 percent increase in WTI as well as an increase in light/medium oil as a percentage of total liquids production offset by a stronger Canadian dollar relative to the U.S. dollar, and increased differentials between WTI and realized heavy oil prices.

For the six months ended June 30, 2004 Provident's pre-hedged oil and natural gas liquids price increased by only 2 percent to average $34.75 compared to $33.89 in the comparable 2003 period. This reflects a 17 percent increase in WTI largely offset by the increase in value of the Canadian dollar versus the US dollar, and increased differentials between WTI and realized heavy oil prices.

[18]

Natural gas price

The following prices are net of transportation expense.

	Three month ended			Six months ended
	June 30,			June 30,
	2004	2003	%	2004	2003	%
			Change			Change

AECO monthly index (Cdn$) per mcf	$6.80	$7.30	(7)	$6.70	$7.47	(10)
Corporate natural gas price per mcf
before hedging (Cdn$)	$7.01	$6.87	2	$6.71	$7.44	(10)

Provident's 2004 second quarter pre-hedged realized natural gas price at $7.01 per mcf was 2 percent above the $6.87 price received in the comparable 2003 quarter. On a six month basis to June 30, 2004 the per mcf pre-hedged natural gas price received by Provident of $6.71 was 10 percent below the $7.44 per mcf received in the comparable 6 month period in 2003. This corresponds to the AECO monthly index average of $6.70 for the six months ended June 30, 2004 compared to $7.47 for the comparable 2003 six-month period.

Production

	Three months ended			Six months ended
	June 30,			June 30,
	2004	2003	%	2004	2003	%
			Change			Change

Daily production
Crude oil - Light/Medium (bpd)	7,861	6,770	16	6,913	7,026	(2)
- Heavy (bpd)	6,537	6,700	(2)	6,563	6,474	1
Natural gas liquids (bpd)	1,267	1,162	9	1,198	1,123	7
Natural gas (mcfd)	68,007	72,898	(7)	65,933	78,380	(16)
Oil equivalent (boed) (1)	27,000	26,782	1	25,663	27,686	(7)
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Provident's production in the second quarter averaged 27,000 boed, a one percent increase above the comparable period in 2003. Production volumes from the Olympia and Viracocha acquisitions are reflected from June 1 and from June 15 forward for Breitburn. Production adds from Provident's 2004 development capital program have been pushed back due to drilling delays caused by poor weather conditions.

[19]

For the six months ended June 30, 2004, Provident's production averaged 25,663 boed, a decrease of seven percent from 27,686 boed averaged in the comparable 2003 period. Excluding the volumes associated with the acquisitions, Provident's previous production base declined 14 percent, due primarily to natural production declines and dispositions partially offset by volumes added through development activities. As mentioned in the previous paragraph, Provident's development activities have been hampered by poor weather conditions.

Provident's production of approximately 34,000 boed as at June 30, 2004 incorporating the production added from the Olympia, Viracocha and Breitburn acquisitions is weighted 40 percent natural gas, 18 percent conventional heavy oil and 42 percent medium/light crude oil and natural gas liquids. Provident does not have any single property making up greater than 10 percent of daily production.

[20]

Revenue and royalties

	Three months ended			Six months ended
	June 30,			June 30,
Canadian dollars (000s) except per	2004	2003	%	2004	2003	%
unit amounts			Chang			Chang
Oil
Revenue	$47,056	$34,991	34	$84,313	$81,378	4
Cash hedging	(11,778)	(3,648)	223	(21,174)	(15,332)	38
Royalties (net of ARTC)	(9,505)	(6,394)	49	(16,776)	(15,059)	11
Net revenue	$25,773	$24,949	3	$46,363	$50,987	(9)
Net revenue (per barrel)	$19.67	$20.35	(3)	$18.90	$20.87	(10)
Royalties as a percentage of revenue	20.2%	18.3%		19.9%	18.5%
Natural gas
Revenue	$43,357	$47,201	(8)	$80,495	$107,143	(25)
Cash hedging	(4,590)	(8,210)	(44)	(5,035)	(19,126)	(74)
Amortization of deferred hedging	-	(248)	(100)	-	(492)	(100)
Royalties (net of ARTC)	(9,322)	(10,344)	(10)	(16,292)	(23,996)	(32)
Net revenue	$29,445	$28,399	4	$59,168	$63,529	(7)
Net revenue (per mcf)	$4.76	$4.28	11	$4.93	$4.48	10
Royalties as a percentage of revenue	21.5%	21.9%		20.2%	22.4%
Natural gas liquids
Revenue	$4,674	$3,928	19	$8,482	$8,334	2
Royalties	(1,360)	(1,175)	16	(2,362)	(2,791)	(15)
Net revenue	$3,314	$2,753	20	$6,120		$10

					5,543
Net revenue (per barrel)	$28.74	$26.04	10	$28.07	$27.27	3
Royalties as a percentage of revenue	29.1%	29.9%		27.9%	33.5%
Total
Revenue	$95,087	$86,120	10	$173,290	$196,855	(12)
Cash hedging	(16,368)	(11,858)	38	(26,209)	(34,458)	(24)
Amortization of deferred hedging	-	(248)	(100)	-	(492)	(100)
Royalties (net of ARTC)	(20,187)	(17,913)	13	(35,430)	(41,846)	(15)
Net revenue	$58,532	$56,101	4	$111,651	$120,059	(7)
Net revenue per boe	$23.82	$23.02	3	$23.90	$23.96	-
Royalties as a percentage of revenue	21.2%	20.8%		20.4%	21.2%

Note: the above figures are presented net of transportation expenses.

[21]

Total OGP revenue for the second quarter of 2004 was $95.1 million up 10 percent from $86.1 million for the second quarter of 2003. The increase revenue was offset by higher cash hedging losses as well as increased royalty expenses.

Production expenses

Canadian dollars (000s)	Three months ended			Six months ended
except per unit amounts	June 30,			June 30,
	2004	2003	%	2004	2003	%
			change		change
Production expenses	$19,401	$18,239	6	$37,906	$35,723	6
Production expenses (per boe)	$7.90	$7.48	6	$8.12	$7.13	14

Production expenses for the second quarter of 2004 increased 6 percent to $19.4 million from $18.2 million in the comparable 2003 quarter. The dollar increase is mainly attributable to the operating costs associated with the acquisitions of Olympia and Viracocha effective June 1 and Breitburn effective June 15. On a boe basis, operating costs increased 6 percent to $7.90 per boe from $7.48 per boe in the comparable 2003 quarter. Increased power, processing and servicing and workover costs driven largely by the higher commodity price environment account for the majority of the per boe increase.

Year to date, on a boe basis, operating costs of $8.12 per boe were 14 percent above the $7.13 recorded in the comparable 2003 period. The increase reflects both the fixed costs being borne over lower production volumes and continued higher costs associated with the higher commodity price environment.

The acquisition of Olympia and Viracocha to the Canadian OGP operations will assist in marginally lowering Provident's per boe operating costs, as the additional volumes will carry a portion of Provident's fixed costs. The addition of the lower royalty rate higher operating cost Breitburn properties with operating costs in the $12.00 per barrel range will marginally increase Provident's per boe operating costs. The major cost associated with the Breitburn properties is the cost for electrical power, which is sensitive to commodity prices.

In the current commodity price environment of WTI in excess of US$35 per barrel and AECO above CDN$6.00/GJ, increased electricity costs and processing charges will drive Provident's operating costs for the remainder of 2004 to the $8.25 to $8.75 per boe range.

General and administrative

The following table does not incorporate the oil and gas production portion of non-cash general and administrative charges associated with Provident's unit option plan. Year to date a non-cash recovery of $0.6 million has been recorded and $0.3 million of the recovery was booked in the second quarter.

[22]

	Three months ended			Six months ended
	June 30,			June 30,
	2004	2003	%	2004	2003	%
Canadian dollars (000s) except			change			change
per unit amounts
Cash general and administrative	$4,246	$3,650	16	$8,632	$6,568	31

Cash general and administrative per
boe	$1.73	$1.50	15	$1.85	$1.31	41

General and administrative expenses in the second quarter increased 16 percent to $4.2 million compared to $3.6 million in the second quarter of 2003. Year to date, general and administrative expenses increased 31 percent to $8.6 million compared to $6.5 million for the comparable period in 2003. The increase in general and administrative expenses reflects additional costs associated with an increase in staff, rent and compliance and reporting costs.

On a boe basis general and administrative costs for the second quarter were $1.73 per boe. Additional costs associated with the acquisition of Olympia and Viracocha are expected to be minimal while the costs associated with a U.S. based head office for Breitburn are more significant. For the remainder of 2004, on a boe basis, the larger production base is anticipated to lower general and administrative costs for Canada to trend in the $1.55 per boe range while the U.S based operation will have general and administrative expenses in the $3.85 per boe range. On a combined basis the general and administrative expenses will trend toward $1.90 per boe. Both the Canadian and U.S based operations are capable of absorbing additional production, particularly in existing core areas, with minor increases to general and administrative expenses.

Operating netback

Operating netbacks have transportation expense netted against gross production revenue.

	Three months ended			Six months ended
	June 30,			June 30,
	2004	2003	%	2004	2003	%
			change			change
Netback per boe
Gross production revenue	$38.70	$35.33	10	$37.10	$39.28	(6)
Cash hedging	(6.66)	(4.87)	37	(5.61)	(6.88)	(18)
Realized revenue	32.04	30.46	5	31.49	32.40	(3)

Royalties (net of ARTC)	8.22	7.35	12	7.59	8.35	(9)

Operating costs	7.90	7.48	6	8.12	7.13	14
	$15.92	$15.63	2	$15.78	$16.92	(7)

[23]

Second quarter 2004 operating netbacks were two percent higher than 2003 comparables at $15.92 per boe compared to $15.63. The increase in the netback during the quarter is primarily driven by higher commodity prices.

For the six months ended June 30, 2004 the operating netback is seven percent lower than the comparable 2003 period at $15.78 per boe versus 16.92 per boe. The decrease in the netback is due to lower realized commodity prices and higher operating costs partially offset by reduced opportunity costs on hedging and reduced royalties on a per boe basis.

Depletion, depreciation and accretion (DD&A)

	Three months ended		Six months ended
	June 30,		June 30,
Canadian dollars (000s except per unit data)	2004	2003	2004	2003

DD&A	$36,746	$ 33,583	$68,899	$ 68,366
DD&A per boe	$14.96	$ 13.78	$14.75	$ 13.64

For the second quarter of 2004 DD&A includes accretion expense associated with asset retirement obligation of $0.6 million and the retroactive adoption of the ARO accounting guideline booked $0.5 million in the second quarter of 2003.

On a year to date basis 2004 DD&A includes accretion expense associated with asset retirement obligation of $1.2 and the retroactive adoption of the ARO accounting guideline booked $1.0 million in the comparable period in 2003.

Capital expenditures

	Three months ended		Six months ended
	June 30,		June 30,
Canadian dollars (000s except per unit data)	2004	2003	2004	2003

Lloydminster	$711	$5,890	$1,211	$9,007
West central and southern Alberta	5,597	3,772	7,787	5,618
Southeast and southwest Saskatchewan	4,348	518	12,098	1,639
Breitburn (United States)	577	-	577	-
Office and other	5	1,794	545	2,277
Total additions	$11,238	$11,974	$22,218	$18,541

Property acquisitions	$-	$-	$4,718	$-

Dispositions	$705	$765	$7,114	$2,553

[24]

Provident's capital expenditures are primarily funded through the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP). The DRIP program allows investors to reinvest distributions into Trust Units. Provident directs proceeds from the DRIP program, along with the proceeds from asset dispositions, towards the capital expenditure budget.

Provident spent $11.2 million in the second quarter of 2004 of which $0.7 million was spent in the Lloydminster core area on drilling, re-completions and equipping. $5.6 million was spent in the west central and southern Alberta core areas on non-operated drilling activities combined with several re-completions, and facility upgrades. $4.3 million was spent in southeast and southwest Saskatchewan primarily on operated drilling activity. With the acquisition of Breitburn, U.S. spending for the second quarter of $0.6 million consisted of optimizations, re completions and facility upgrades at various core areas.

Provident incurred $12.0 million of capital expenditures in the second quarter of 2003 primarily associated with drilling and increased land holdings in the Lloydminster core area and optimization projects in west central and southern Alberta.

In the six months ended June 30, 2004, Provident spent $1.2 million in the Lloydminster core area on drilling, re-completions, equipping and seismic activity. $7.8 million was spent in the west central and southern Alberta core areas on non-operated drilling activities, re-completions and facility upgrades. Provident spent $12.1 million in southeast and southwest Saskatchewan core areas on acquiring mineral rights, drilling and re-completions. As indicated above, included in capital expenditures for the six months ended June 30, 2004 is U.S. $0.6 million activity as a result of acquiring Breitburn in June.

In the first six months of 2003, Provident incurred capital expenditures of $18.5 million, of which $9.0 million was spent in the Lloydminster core area drilling 24 heavy oil wells, in addition to expenditures on facilities, re-completions and land holdings. In west central and southern Alberta $5.6 million was spent on facility and optimization projects. Southeast and southwest Saskatchewan capital expenditures of $1.6 million were directed at re-completions and facility projects. The remaining $2.3 million was spent primarily on Provident's head office move and leasehold improvements.

Midstream Services and Marketing Review

The assets

The Midstream business unit processes natural gas liquids (NGL) at the Redwater fractionation, storage and transportation facility located near Edmonton, Alberta. The integrated Redwater system is comprised of three core assets:

100 percent ownership of the Redwater NGL Fractionation Facility, a 65,000 barrels per day (bbl/d) fractionation, storage and transportation facility that includes 12 pipeline receipt and delivery points, railcar loading facilities with direct access to CN and CP rail, two propane truck loading facilities, and six million gross barrels of salt cavern storage. The facility can process high-sulphur NGL streams and is one of only two facilities in western Canada capable of extracting ethane from the natural gas liquids stream.

43.3 percent ownership of the 38,500 bbl/d Younger NGL extraction plant located at Taylor in northeastern British Columbia that supplies 16,700 bbl/d of net NGLs for processing at Redwater.

100 percent ownership of the 565 kilometer proprietary Liquids Gathering System that runs along the Alberta-British Columbia border providing access to a highly active basin for liquids-rich natural gas exploration and exploitation. Provident also has long-term shipping rights on the Pembina Peace Pipeline that extends the product delivery transportation network through to the Redwater fractionation facility.

[25]

The majority of the property, plant and equipment are depreciated over 30 years on a straight-line basis reflecting the long useful life of these assets.

Midstream services

Provident's midstream services offer customers several types of services and contractual arrangements, which include:

Fee for service processing - ("Transportation and Fractionation - T&F"): In these arrangements, NGL owners (typically natural gas producers) deliver to Provident their NGLs and pay fees for the transportation, processing, fractionation, storage and distribution of their NGL barrels and are responsible for the marketing of their product.

Fixed margin processing: This service involves NGL owners delivering their product to Provident with Provident taking title and paying the NGL owner an amount that is the difference between a delivery price of raw NGLs that is discounted to postings and the posted price in that month for the finished products (this is the "fixed margin"). The discounted price that Provident purchases the product for covers the costs of transportation, fractionation, storage, marketing and distribution of the NGLs.

Storage: NGL owners pay fees to store their NGLs.

Transport and Distribution: NGL owners pay fees to transport NGLs through the LGS pipeline and use rail and truck loading facilities.

The contracts

At the Redwater facility, approximately 75 percent of the available capacity is contracted through fee-for-service with major oil and natural gas producers and petrochemical businesses. As a result of these contracts, approximately 68 percent of Redwater's system volume is contracted for 10 years or longer.

Fractionation plant capacity and throughput

The Redwater facility was constructed between 1996 and 1998. It is the most modern facility of its type in Canada and is currently designed for throughput capacity of 65,000 bpd of NGLs with an expectation to average approximately 63,000 bpd.

Operations

Second quarter throughput at the Redwater fractionation facility averaged 48,452 bpd. A third party pipeline shutdown in May 2004 constricted supply of NGL mix. Provident was able to optimize existing capacity and other contractual arrangements to achieve its financial objectives through this slowdown. Throughput for the six months ended June 30, 2004 averaged 58,945 bpd.

Revenues

Second quarter of 2004 product sales and services revenues of $218.9 million and six month revenues of $451.7 million include T&F processing, fixed margin processing and revenues generated through storage and distribution services. The majority of NGL revenues are earned pursuant to the long-term contracts and annual evergreen purchase and sales commitments.

[26]

Cost of goods sold

The cost of goods sold of $196.8 million for the second quarter and $408.3 million year-to-date relates to NGL product sales revenue included in the product sales and services revenue, where Provident has purchased the natural gas liquids. The NGL costs would be applicable to the fixed margin contracts and a small percentage of volume delivered from the Younger facility on which Provident retains fractionation risk. The majority of the natural gas liquids are purchased pursuant to long-term contracts and annual evergreen purchase commitments.

Other expenses

The plant has modern technology and low cost operations compared to other existing North American facilities of this type. Second quarter 2004 operating costs of $10.8 million included some costs of responding to the third party pipeline shutdown in May 2004. Year to date operating costs were $19.9 million. General and administrative expenses of $1.5 million for the quarter (six month period-$2.4 million), interest of $0.9 million for the quarter (six month period-$2.0 million), and depreciation of $2.3 million for the quarter (six month period-$4.6 million) are estimated by management to be representative of normal operations for a quarter.

Crude oil marketing

In the second quarter of 2004 $49.5 million revenue (included in the Midstream Services and Marketing revenue) was generated from marketing other producers' crude oil (year-to-date $82.7 million) with no comparative figures for 2003. Management estimates that marketing of third party volumes, combined with certain Provident crude oil volumes, will provide better producer netbacks than can be achieved through third party marketers.

Critical Accounting Policies

Certain accounting policies are identified as critical accounting policies because they form an integral part of Provident's financial position and also require management to make judgments and estimates based on conditions and assumptions that are inherently uncertain. These accounting policies could result in materially different results should the underlying assumptions or conditions change.

Management assumptions are based on Provident's historical experience, management's experience, and other factors that, in management's opinion, are relevant and appropriate. Management assumptions may change over time as further experience is gained or as operating conditions change.

[27]

Details of Provident's critical accounting policies are as follows:

Property, plant and equipment

Provident follows the full cost method of accounting, whereby all costs associated with the acquisition and development of oil and natural gas reserves are capitalized. Utilization of the full cost method of accounting requires the use of management estimates and assumptions for amounts recorded for depletion and depreciation of property, plant and equipment as well as for the ceiling test.

The provision for depletion and depreciation is calculated using the unit of production method based on current production divided by Provident's share of estimated total proved oil and natural gas reserve volumes before royalties. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value.

Proved reserves are an estimate, under existing reserve evaluation polices, of volumes that can reasonably be expected to be economically recoverable under existing technology and economic conditions. Changes in underlying assumptions or economic conditions could have a material impact on Provident's financial results. To mitigate these risks management utilizes McDaniel & Associates Consultants Ltd., an independent engineering firm, to evaluate Provident's reserves.

Estimates of future production, oil and natural gas prices and future costs used in the ceiling test are, by their very nature, subject to uncertainty and changes in underlying assumptions could have a material impact on Provident's financial results.

Asset retirement obligation

The new Canadian Institute of Chartered Accountants ("CICA") standard for Asset Retirement Obligations changes the method of accounting for certain site restoration costs. Under the new standard, the fair value of asset retirement obligations are recorded as liabilities on a discounted basis, when incurred. The value of the related assets are increased by the same amount as the liability and depreciated over the useful life of the asset. Over time the liability is adjusted for the change in present value of the liability or as a result of changes to either the timing or amount of the original estimate of undiscounted future cash flows.

Asset retirement obligation requires that management make estimates and assumptions regarding future liabilities and cash flows involving environmental reclamation and remediation. Such assumptions are inherently uncertain and subject to change over time due to factors such as historical experience, changes in environmental legislation or improved technologies. Changes in underlying assumptions, based on the above noted factors, could have a material impact on Provident's financials results.

[28]

Changes in Accounting Policy

Hedging relationships

Effective January 1, 2004 the Trust adopted CICA accounting guideline 13, "Hedging relationships." This accounting guideline addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. In addition, it establishes criteria for discontinuing the use of hedge accounting. Under accounting guideline 13, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective to continue accrual accounting for positions hedged with derivatives. Any derivative financial instruments that do not meet the hedging criteria will be accounted for in accordance with Emerging Issues Committee ("EIC") - 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." These instruments will be recorded on the balance sheet at fair value and changes in fair value will be recognized in income in the period in which the change occurs. In connection with the implementation of accounting guideline 13 the Trust reviewed its Commodity Price Risk Management Program and determined that none of the derivative instruments qualified for hedge accounting.

At January 1, 2004 the Trust recorded an unrealized loss of $25.2 million in deferred charges on the Consolidated Balance Sheet that is being recognized in income over the term of the previously designated hedged items. The earnings impact was a $6.7 million and $13.3 million loss before taxes respectively for the quarter and for the six month period ended June 30, 2004 recorded in amortization of deferred charges on the Statement of Operations and Accumulated Loss.

At June 30, 2004 the Trust recorded a non-hedging derivative instrument payable of $44.1 million, being the mark to market loss position of the Trust's non-hedging derivative instruments at that date. As a result, the Trust recorded an unrealized loss on non-hedging derivative instruments of $2.5 million for the quarter and $18.0 million for the six months ended June 30, 2004.

Full cost accounting

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16, "Oil and Gas Accounting - Full Cost." This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry." Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

Business risks

The oil and natural gas trust industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

  fluctuations in commodity price, exchange rates and interest rates;

  government and regulatory risk in respect of royalty and income tax regimes;

  operational risks that may affect the quality and recoverability of reserves;

  geological risk associated with accessing and recovering new quantities of reserves;

  transportation risk in respect of the ability to transport oil and natural gas to market; and

  capital markets risk and the ability to finance future growth.
[29]

The midstream industry is also subject to risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

Operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident.

the Midstream NGL Assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms.

Provident strives to minimize these business risks by:

  employing and empowering management and technical staff with extensive industry experience;

  adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;

  developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;

  adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution.

  marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;

  marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

  maintaining a low cost structure to maximize cash flow and profitability;

  maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

  adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

  maintaining an adequate level of property, casualty, comprehensive and directors' and officers' insurance coverage.

Risks Associated with the Level of Foreign Ownership

Generally, a trust cannot qualify as a "mutual fund trust" for the purposes of the Tax Act if it is established or is being maintained primarily for the benefit of non-residents. Although not without uncertainty, this is generally accepted to exist in most situations where Non-Resident holders own significantly in excess of 50 percent of the aggregate number of Trust Units issued and outstanding. However, there is currently an exception to the non-resident ownership restriction where not more than 10 percent of the trust's property has at any time consisted of "taxable Canadian property". Prior to the March 2004 Canadian Federal Budget (the "Budget"), Canadian resource property, including a resource royalty, was not "taxable Canadian property" for this purpose, and therefore a number of resource royalty trusts, including the Trust, were not required to restrict non-resident ownership of their units. Under the Federal Canadian Budget proposals, the definition of "taxable Canadian property" for this purpose will be amended so as to include Canadian resource property, and therefore resource royalty trusts, including the Trust, will be required to restrict nonresident ownership of their units prior to January 1, 2007.

[30]

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for the three months ended June 30, 2004 on both the Toronto Stock Exchange and the American Stock Exchange:

	Q1	Q2
TSE - PVE.UN (Cdn$)
High	$11.55	$11.77
Low	$9.21	$10.29
Close	$10.76	$10.29
Volume (000s)	13,156	25,275
AMEX - PVX (US$)
High	$9.06	$8.74
Low	$7.59	$7.63
Close	$8.24	$7.71
Volume (000s)	36,172	48,255
[31]

Quarterly table

	2004
	First	Second
($000s excep per unit amounts)	Quarter	Quarter
Financial - consolidated
Revenue	$234,947	$218,304
Cash flow	$39,212	$39,489
Net loss	$(2,251)	$(3,077)
Unitholder distributions	$31,036	$35,039
Distributions per unit	$0.36	$0.36

Oil and gas production
Cash revenue	$54,865	$59,316
Earnings before interest, DD &A,
taxes and other non-cash items	$30,741	$34,974
Cash flow	$28,822	$31,392
Net income	$(6,994)	$(8,688)

Midstream services and marketing
Cash revenue	$233,031	$218,388
Earnings before interest, DD &A and
	$11,682	$8,945
taxes
Cash flow	$10,390	$8,097
Net income	$4,743	$5,611

Operating
Oil and gas production
Light / medium oil (bpd)	5,965	7,861
Heavy oil (bpd)	6,588	6,537
Natural gas liquids (bpd)	1,130	1,267
Natural gas (mcfd)	63,859	68,007
Oil equivalent (boed)	24,326	27,000

Midstream services and marketing
Redwater throughput (bpd)	58,640	48,452

(Cdn$)
Average selling price net of transportation
expense
Light / medium oil per bbl
(before hedges)	$39.00	$42.28
Light / medium oil per bbl
(including hedges)	$26.15	$29.97
Heavy oil per bbl
(before hedges)	$26.84	$28.26
Heavy oil per bbl
(including hedges)	$22.80	$23.26
Natural gas liquids per barrel	$37.03	$40.55
Natural gas per mcf
(before hedges)	$6.40	$7.01
Natural gas per mcf
(including hedges)	$6.31	$6.26
[32]

Quarterly table

	2003
	First	Second	Third	Fourth	YTD
($000s excep per unit amounts)	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$66,710	$57,520	$67,622	$214,297	$406,149
Cash flow	$41,961	$31,571	$28,866	$33,308	$135,706
Net income	$(8,743)	$23,073	$(2,003)	$21,067	$33,394
Unitholder distributions	$33,091	$35,528	$28,969	$32,023	$129,611
Distributions per unit	$0.60	$0.60	$0.47	$0.39	$2.06

Oil and gas production
Cash revenue	$66,710	$57,520	$55,260	$54,468	$233,958
Earnings before interest, DD &A, taxes
and other non-cash items	$26,845	$33,989	$31,517	$25,660	$118,011
Cash flow	$41,961	$31,571	$28,785	$24,385	$126,702
Net income	$(8,743)	$23,073	$(2,003)	$12,947	$25,274

Midstream services and marketing
Cash revenue	$-	$-	$23,713	$173,435	$197,148
Earnings before interest, DD &A and taxes	$-	$-	$81	$10,243	$10,324
Cash flow	$-	$-	$81	$8,923	$9,004
Net income	$-	$-	$81	$8,039	$8,120

Operating
Oil and gas production
Light / medium oil (bpd)	7,285	6,770	6,748	6,454	6,812
Heavy oil (bpd)	6,245	6,700	7,495	7,151	6,902
Natural gas liquids (bpd)	1,085	1,162	1,276	1,145	1,167
Natural gas (mcfd)	83,924	72,898	73,090	68,657	74,596
Oil equivalent (boed)	28,602	26,781	27,701	26,193	27,314

Midstream services and marketing
Redwater throughput (bpd)	-	-	-	63,616	N/A

(Cdn$)
Average selling price net of transportation expense
Light / medium oil per bbl
(before hedges)	$43.64	$33.57	$33.49	$32.79	$36.02
Light / medium oil per bbl
(including hedges)	$32.04	$29.18	$28.24	$26.61	$29.09
Heavy oil per bbl
(before hedges)	$31.63	$23.47	$24.17	$20.61	$24.74
Heavy oil per bbl
(including hedges)	$24.63	$21.92	$22.16	$20.25	$22.09
Natural gas liquids per barrel	$45.13	$37.16	$28.26	$34.48	$35.87
Natural gas per mcf
(before hedges)	$7.94	$6.87	$5.88	$5.62	$6.63
Natural gas per mcf
(including hedges)	$6.49	$5.64	$5.14	$5.48	$5.71
[33]

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian Dollars (000s)
(unaudited)

	As at	As at
	June 30,	December 31,
	2004	2003

Assets
Current assets
Cash	$67	$45
Accounts receivable	170,475	118,890
Petroleum product inventory	20,322	24,206
Deferred derivative loss (notes 2 and 7)	11,800	-
Prepaid expenses	8,844	5,632
	211,508	148,773
Cash reserve for future site reclamation	2,009	1,829
Goodwill	323,937	102,443
Property, plant and equipment	1,319,621	884,891
	$1,857,075	$1,137,936
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$189,781	$121,832
Bridge financing (notes 5 and 14)	158,184	-
Cash distributions payable	12,179	8,389
Non-hedging derivative instruments (notes 2 and 8)	44,077	-
	404,221	130,221
Long-term debt	313,200	236,500
Asset retirement obligation (notes 2 and 10)	43,133	33,182
Future income taxes	93,620	58,805
Unitholders' Equity
Unitholders' contributions (note 11)	1,165,548	803,299
Exchangeable shares (note 11)	45,165	19,518
Convertible debentures	119,377	119,395
Contributed surplus	585	1,305
Non-controlling interest	13,820	-
Accumulated loss	(9,357)	(4,029)
Accumulated cash distributions	(314,093)	(248,018)
Accumulated interest on convertible debentures	(18,144)	(12,242)
	1,002,901	679,228
	$1,857,075	$1,137,936
Subsequent event (note 14)
[34]

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED LOSS
(unaudited)
Canadian Dollars (000s except per unit amounts)

	Three months ended June 30,		Six months ended June 30,

	2004	2003	2004	2003
		(restated -		(restated -
		note 2)		note 2)
Revenue (note 6)
Revenue	$244,424	$69,377	$510,556	$158,688
Realized loss on non-hedging derivative	(16,833)	(11,857)	(26,489)	(34,458)
instruments
Unrealized loss on non-hedging derivative	(9,287)	-	(31,331)	-
instruments
	218,304	57,520	452,736	124,230
Expenses
Cost of goods sold	146,717	-	327,253	-
Production, operating and maintenance	30,237	18,239	57,785	35,723
Transportation	694	1,442	1,928	2,513
General and administrative	5,481	3,650	10,312	6,568
Management internalization	-	200	-	18,592
Interest on long-term debt	2,929	2,210	5,073	4,479
Foreign exchange gains	(2,252)	-	(2,767)	-
Depletion, depreciation and accretion	39,023	33,583	73,472	68,366
	222,829	59,324	473,056	136,241
Loss before taxes	(4,525)	(1,804)	(20,320)	(12,011)
Capital taxes	1,167	616	2,172	1,826
Current and withholding taxes	292	-	292	-
Future income tax expense (recovery)	(3,037)	(25,493)	(17,586)	(28,167)
	(1,578)	(24,877)	(15,122)	(26,341)
Net income (loss) before non-controlling	(2,947)	23,073	(5,198)	14,330
interest
Non-controlling interest	130	-	130	-
Net income (loss)	(3,077)	23,073	(5,328)	14,330
Accumulated loss, beginning of period	(6,280)	(44,816)	(2,670)	(36,064)
Retroactive application of changes in	-	(1,350)	(1,359)	(1,359)
accounting policies (Note 2)
Accumulated loss, beginning of period,	(6,280)	(46,166)	(4,029)	(37,423)
restated
Accumulated loss, end of period	$(9,357)	$(23,093)	$(9,357)	$(23,093)
Net loss per unit - basic	$(0.06)	$0.34	$(0.12)	$0.18
Net loss per unit - diluted	$(0.06)	$0.34	$(0.12)	$0.18
[35]

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s)
(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

C ash provided by operating activities
Net income (loss) for the period	$(3,077)	$23,073	$(5,328)	$14,330
Add non-cash items:
Depletion, depreciation and accretion	39,023	33,583	73,472	68,366
Amortization of deferred charges	(42)	208	(104)	411
Non-cash general and administrative	(276)	-	(695)	-
Unrealized loss on non-hedging derivative instruments	9,287	-	31,331	-
Unrealized foreign exchange gain	(2,519)	-	(2,519)	-
Future income tax recovery	(3,037)	(25,493)	(17,586)	(28,167)
Non-controlling interest (note 5)	130	-	130	-
Management internalization	-	200	-	18,592
Cash flow from operations before changes in working capital	39,489	31,571	78,701	73,532

Change in non-cash working capital	(6,635)	(2,689)	(773)	(16,604)
	32,854	28,882	77,928	56,928

C ash used for financing activities
Proceeds (repayments) of long-term debt	30,657	9,000	(27,043)	10,300
Proceeds of bridge financing	158,184	-	158,184	-
Declared distributions to unitholders	(35,039)	(35,528)	(66,075)	(68,619)
Issue of trust units, net of issue costs	5,735	9,394	58,970	17,494
Interest on convertible debentures	(2,959)	(1,465)	(5,902)	(3,054)
Change in non-cash financing working capital	(3,200)	(890)	522	1,433
	153,378	(19,489)	118,656	(42,446)

C ash used for investing activities
Expenditures on property, plant and equipment	(11,607)	(11,974)	(23,126)	(18,541)
Acquisition of Olympia Energy Inc. (note 3)	(4,715)	-	(4,715)	-
Acquisition of Viracocha Energy Inc. (note 4)	(1,993)	-	(1,993)	-
Acquisition of Breitburn Energy LLC (note 5)	(165,649)	-	(165,649)	-
Oil and gas property acquisitions	-	-	(4,718)	-
Acquisition of Provident Management Corp	-	(200)	-	(364)
Proceeds on disposition of oil and natural gas properties	705	765	7,114	2,553
Reclamation fund contributions	(615)	(610)	(1,167)	(1,253)
Payment of non-hedging derivative instruments	(23,302)		(23,302)	-
Change in non-cash investing working capital	20,919	2,531	20,994	3,104
	(186,257)	(9,488)	(196,562)	(14,501)
Increase (decrease) in cash	(25)	(95)	22	(19)
C ash beginning of period	92	118	45	42
Cash end of period	$67	$23	$67	$23

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$8,364	$5,030	$10,831	$7,154
Cash capital taxes paid	$1,651	$616	$2,556	$1,826
[36]

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited)

June 30, 2004

The Interim Consolidated Financial Statements of Provident Energy Trust ("the Trust") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Trust's audited Financial Statements and the notes for the year ended December 31, 2003, which are disclosed in the annual report filed by the Trust.

1. Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of the Trust for the year ended December 31, 2003 except as described in note 2.

2. Changes in accounting policy

  Non-hedging derivative instruments

Effective January 1, 2004 the Trust adopted CICA accounting guideline 13, "Hedging relationships." This accounting guideline addresses the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. In addition, it establishes criteria for discontinuing the use of hedge accounting. Under accounting guideline 13, hedging transactions must be documented and it must be demonstrated that the hedges are sufficiently effective to continue accrual accounting for positions hedged with derivatives. Any derivative financial instruments that do not meet the hedging criteria will be accounted for in accordance with Emerging Issues Committee ("EIC") - 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." These instruments will be recorded on the balance sheet at fair value and changes in fair value will be recognized in income in the period in which the change occurs. In connection with the implementation of accounting guideline 13 the Trust reviewed its Commodity Price Risk Management Program and determined that none of the derivative instruments qualified for hedge accounting.

At January 1, 2004 the Trust recorded an unrealized loss of $25.1 million in deferred charges on the Consolidated Balance Sheet that is being recognized in income over the term of the previously designated hedged items.

At June 30, 2004 the Trust recorded a non-hedging derivative instrument payable of $44.1 million, that being the mark to market loss position of the Trust's non-hedging derivative instruments at that date.

  Property, plant & equipment

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16, "Oil and Gas Accounting - Full Cost." This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry." Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

  Asset retirement obligation

The Trust adopted CICA Handbook Section 3110 "Asset Retirement Obligations" (ARO) effective December 2003. This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes. As a result of this change, net income for the comparative three months ended June 30, 2003 decreased by $0.005 million ($0.08 million net of future income tax expense of $0.003 million). Net income for the six months ended June 30, 2004 increased by

[37]

$0.004 million ($0.007 million net of future income tax expense of $0.003 million). At June 30, 2003 the ARO balance increased by $18.4 million to $33.1 million, the net PP&E balance increased by $17.6 million to $669.4 and the future tax liability increased by $0.8 million to $88.4 million. Opening 2003 accumulated loss increased by $1.4 million ($2.1 million net of future income tax recovery of $0.7 million).

Prior to the adoption of CICA Handbook Section 3110, the Trust recognized a provision for future site reclamation based on the unit-of-production method applied to estimated future site abandonment and reclamation costs.

3. Acquisition of Olympia

On June 1, 2004 Provident acquired Olympia Energy Inc. for consideration of 13,385,579 Trust units with an ascribed value of $152.9 million and 1,325,000 exchangeable shares with an ascribed value of $15.1 million plus acquisition costs net of option proceeds of $4.7 million. Olympia was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED

Goodwill	$106,499
Property, plant and equipment	162,352
Working capital deficiency	(326)
Bank debt	(53,852)
Asset retirement obligation	(1,909)
Non-hedging derivative instrument	(947)
Future income taxes	(39,107)
$172,710

CONSIDERATION

Acquisition costs	$8,700
Option proceeds	(3,985)
Exchangeable shares issued	15,132
Trust units issued	152,863
$172,710

4. Acquisition of Virachocha

On June 1, 2004 Provident acquired Viracocha Energy Inc. for consideration of 12,758,386 Trust units with an ascribed value of $145.7 million and 1,325,000 exchangeable shares with an ascribed value of $15.1 million and acquisition costs net of option proceeds of $2.0 million. Viracocha was a public oil and gas exploration and production company active in the Western Canadian sedimentary basin. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

[38]

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED
Goodwill	$114,995
Property, plant and equipment	109,907
Working capital	9,179
Bank debt	(49,891)
Capital lease obligation	(77)
Deferred lease obligation	(98)
Asset retirement obligation	(7,895)
Future income taxes	(13,294)
$162,826

CONSIDERATION
Acquisition costs	$9,000
Option and warrant proceeds	(7,007)
Exchangeable shares issued	15,132
Trust units issued	145,701
$162,826

5. Acquisition of Breitburn

On June 15, 2004 Provident acquired 92% of Breitburn Energy LLC for consideration of $157.4 million and acquisition costs of $8.2 million. Breitburn is a private company (now a limited partnership) active in the oil and gas exploitation and production business in the Los Angeles basin, USA. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows: The transaction was financed by way of working capital and a bridge finance facility which was repaid subsequent to June 30, 2004 (see note 14).

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED
Property, plant and equipment	$212,903
Working capital deficiency	(8,402)
Non-hedging derivative instruments	(25,181)
Abandonment bonds	205
Investment in affiliates	757
Other long-term assets	66
Asset retirement obligation	(1,009)
Non-controlling interest	(13,690)
$165,649

CONSIDERATION
Acquisition costs	$8,214
Cash	157,435
$165,649
[39]

6. Revenue

The realized loss on non-hedging derivative instruments for the six months ended June 30, 2004 of $26.5 million (2003 - $22.6 million realized loss) relates to the cash settlement on derivative instruments.

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Gross production revenue	$95,868	$87,291	$175,305	$200,534
Product sales and service revenue	168,741	-	370,681	-
Royalties	(20,185)	(17,914)	(35,430)	(41,846)
Revenue	244,424	69,377	510,556	158,688
Realized loss on non-hedging derivative instruments	(16,833)	(11,857)	(26,489)	(34,458)
Unrealized loss on non-hedging derivative instruments	(9,287)	-	(31,331)	-
	$218,304	$57,520	$452,736	$124,230

Change in unrealized loss on non-hedging derivative
instruments	$(2,544)	$-	$(17,996)	$-
Amortization of loss on non-hedging derivative	(6,743)	-	(13,335)	-
Unrealized loss on non-hedging derivative
instruments	$(9,287)	$-	$(31,331)	$-

7. Deferred charges

Deferred derivative loss
Non-hedging derivative liability, January 1, 2004	$25,134
Derivative instruments amortized	(13,334)
Deferred derivative loss, June 30, 2004	$11,800

8. Derivative instruments and valuation of assets and liabilities

Other working capital asset and liabilities and long-term debt carrying values approximate fair values.

Non-hedging derivative liabilities
Mark to market unrealized loss, January 1, 2004	$25,134
Change in mark to market unrealized loss, June 30, 2004	18,943
Non-hedging derivative liability, June 30, 2004	$44,077

9. Long-term debt

Provident has a $370 million term credit facility with a syndicate of Canadian chartered banks secured by Canadian oil and gas and midstream assets. Interest rates under the terms of the credit facility are determined quarterly based on the ratio of quarter end debt divided by the previous quarter's cash flow annualized. In February 2004 Provident executed a credit agreement consent and amendment that restricted the borrowing base under this facility to $310 million. In June 2004 Provident and the banks agreed to increase the facility to its current level of $370 million.

10. Asset retirement obligation

The Trust's asset retirement obligation is based on the Trust's net ownership in wells and facilities and management's estimate of the costs to abandon and reclaim those wells and facilities as well as an estimate of the future timing of the costs to be incurred. Midstream assets, including the Redwater facility, the Younger Plant and

[40]

the liquids gathering system have been excluded from the asset retirement obligation as retirement obligations associated with these assets have settlement dates very far in the future such that the present value of future restoration amounts is not material. The total undiscounted amount of future cash flows required to settle asset retirement obligations is estimated to be $150.0 million. Payments to settle asset retirement obligations occur over the operating lives of the assets estimated to be from zero to 20 years. Estimated cash flows have been discounted at the Trust's credit-adjusted risk free rate of seven percent and an inflation rate of two percent.

	For the three months ended June30,		For the six months ended June,
	2004	2003	2004	2003
Carrying amount, beginning of period	$33,023	$33,175	$33,182	$32,645
Increase in liabilities during the period	11,078	-	11,407	130
Settlement of liabilities during the period	(1,604)	(584)	(2,672)	(727)
Accretion expense	636	543	1,216	1,086
Carrying amount, end of period	$43,133	$33,134	$43,133	$33,134

[41]

11. Unitholders contributions and exchangeable shares

The Trust has authorized capital of an unlimited number of common voting trust units.

	Six months ended June 30,
	2004		2003
Trust Units	Number	Amount	Number	Amount
	of Units	(000s)	of Units	(000s)
Balance at beginning of period	82,824,688	$803,299	53,729,335	$513,835
Issued to acquire Olympia Energy Inc.	13,385,579	152,863	-	-
Issued to acquire Viracocha Energy Ltd.	12,758,386	145,701	-	-
Issued for cash	4,500,000	50,400	-	-
Exchangeable share conversions	545,351	4,617	4,138,109	41,085
Issued pursuant to unit option plan	354,042	2,988	145,943	1,191
Issued pursuant to the distribution reinvestment
plan	626,289	6,733	1,341,605	13,839
To be issued pursuant to the distribution
reinvestment plan	162,389	1,600	236,182	2,502
Debenture conversions	2,336	25	1,341,065	14,350
Unit issue costs	-	(2,678)	-	(709)
Balance at end of period	115,159,060	$1,165,548	60,932,239	$586,093

	Six months ended June 30,
	2004		2003
Exchangeable shares	Number	Amount	Number	Amount
Provident Acquisitions Inc.	of Units	(000s)	of Units	(000s)
Balance at beginning of period	534,357	$5,829	5,227,844	$57,036
Converted to trust units	(423,161)	(4,617)	(3,765,777)	(41,085)
Balance, end of period	111,196	1,212	1,462,067	15,951
Exchange ratio, end of period	1.3351	-	1.15027	-
Trust units issuable upon conversion, end of period	148,458	1,212	1,681,772	$15,951

Exchangeable shares	Number	Amount	Number	Amount
Provident Energy Ltd.	of Units	(000s)	of Units	(000s)
Balance at beginning of period	1,279,227	$13,689	-	$-
Issued to acquire Provident Management Corp.	-	-	1,682,242	18,000
Converted to trust units	-	-	-
Balance, end of period	1,279,227	13,689	1,682,242	18,000
Exchange ratio, end of period	1.26579	-	1.09053
Trust units issuable upon conversion, end of period	1,619,233	$13,689	1,834,535	$18,000

Exchangeable shares	Number	Amount	Number	Amount
Provident Energy Ltd.	of Units	(000s)	of Units	(000s)
Balance at beginning of period	-	$-	-	$-
Issued to acquire Olympia Energy Inc.	1,325,000	15,132	-	-
Issued to acquire Viracocha Energy Inc.	1,325,000	15,132	-
Balance, end of period	2,650,000	30,264	-	-
Exchange ratio, end of period	1.0	-
Trust units issuable upon conversion, end of period	2,650,000	$30,264	-	$-
Total Trust unit issuable upon conversion
of all exchangeable shares, end of period	4,417,691	$45,165	3,516,307	$33,951

[42]

The per trust unit amounts for the second quarter of 2004 were calculated based on the weighted average number of units outstanding of 99,094,814 which includes the shares exchangeable into trust units (2003 -63,985,228). Net loss to unitholders in the basic per trust unit calculations has been increased by interest on the convertible debentures. The diluted per trust unit amounts for the second quarter of 2004 are calculated including an additional 11,655,837 trust units (2003 -4,776,869) for the effect of the unit option plan and the Trust's convertible debentures.

The per trust unit amounts for the six months ended June 30, 2004 were calculated based on the weighted average number of units outstanding of 93,947,840 which includes the shares exchangeable into trust units (2003 -62,020,155). Net loss to unitholders in the basic per trust unit calculations has been increased by interest on the convertible debentures. The diluted per trust unit amounts for the second quarter of 2004 are calculated including an additional 11,655,837 trust units (2003 -4,776,869) for the effect of the unit option plan and the Trust's convertible debentures.

12. Unit option plan

The Trust Option Plan (the "Plan") is administered by the Board of Directors of the Provident. Under the Plan, all directors, officers and employees of Provident, are eligible to participate in the Plan. There are 8,000,000 trust units reserved for the Trust Option Plan. Options are granted at a "strike price" which is not less than the closing price of the units on The Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the trust units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder. Options vest one-third per year over three years.

	Six months ended June 30,
	2004		2003
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
Outstanding, beginning of period	4,008,744	$11.06	796,810	$10.86
Granted	230,750	10.91	2,331,500	11.12
Exercised	(354,042)	8.47	(145,934)	10.66
Cancelled	(49,497)	11.09	(10,000)	10.88
Outstanding, end of period	3,835,955	11.06	2,972,376	11.07
Exercisable at end of period	2,089,999	$11.06	1,028,306	$11.07

At June 30, 2004, the Trust had 3,835,955 options outstanding with exercise prices ranging between $8.40 and $12.39 per unit. The weighted average remaining contractual life of the options is 2.7 years and the weighted average exercise price is $11.06 per unit excluding average potential reductions to the strike prices of $1.42 per unit.

At June 30, 2004, the Trust had 2,972,376 options outstanding with prices ranging from $8.40 and $12.39 per unit. The weighted average exercise price was $11.07 per unit excluding average potential reductions to the strike prices. The weighted average remaining contractual life of the options was 3.3 years.

Due to the decrease in the market value of the unit price to $10.29 on June 30, 2004 from $11.43 on January 1, 2004, the Trust recorded a unit-based compensation recovery (non-cash general and administrative) of $0.3 million in the quarter (year to date recovery of $0.7 million) for the 3.8 million options granted on or after January 1, 2003.

[43]

13. Reconciliation of cash flow and distributions

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Cash flow from operations	$39,489	$31,571	$78,701	$73,532
Cash reserved for interest on convertible debentures	(2,959)	(1,465)	(5,902)	(3,054)
Cash (reserved) used for financing and investing activities	(1,491)	5,422	(6,724)	(1,859)
Cash distributions to unitholders	35,039	35,528	66,075	68,619
Accumulated cash distributions, beginning of period	279,054	151,497	248,018	118,406
Accumulated cash distributions, end of period	$314,093	$187,025	$314,093	$187,025
Cash distributions per unit	$0.36	$0.60	$0.72	$1.20

14. Subsequent event

On July 6, 2004 the Trust issued 13,100,000 Trust units at $10.40 per unit for proceeds of $136.2 million ($129.4 million net of issue costs) and issued $50.0 million of Convertible Unsecured Subordinated Debentures ($48.0 million net of issue costs) pursuant to a public offering prospectus dated June 14, 2004. Proceeds of the Trust units and Debentures were primarily used to repay bridge financing acquired to complete the Breitburn acquisition on June 15, 2004.

15 . Segmented information

The Trust's business activities are conducted through two business segments: oil and natural gas production and midstream services and marketing.

Oil and natural gas production includes exploitation, development and production of crude oil and natural gas reserves. Midstream services and marketing includes fractionation, transportation, loading and storage of natural gas liquids, and marketing of crude oil and natural gas liquids.

For the first three quarters of 2003 the Trust operated in only one business segment, oil and natural gas production. Therefore, no segmented comparatives have been presented.

Geographically the Trust operates in Canada and the USA, and the geographic components have been presented as well as the business segments.

[44]

	Three months ended June 30, 2004
	United
	States Oil	Canada Oil	Total Oil	Midstream
	and Natural	and Natural	and Natural	Services	Inter-
	Gas	Gas	Gas	and	segment
	Production	Production	Production	Marketing	Elimination	Total
Revenue
Gross production revenue	$2,672	$93,196	$95,868	$-	$-	$95,868
Royalties	(292)	(19,893)	(20,185)	-	-	(20,185)
Product sales and service revenue	-	-	-	218,854	(50,113)	168,741
Realized gain/(loss ) on non-hedging derivative instruments	-	(16,367)	(16,367)	(466)	-	(16,833)
	2,380	56,936	59,316	218,388	(50,113)	227,591
Expenses
Cost of goods sold	-	-	-	196,830	(50,113)	146,717
Operating expenses	1,017	18,385	19,402	10,835	-	30,237
Transportation	-	694	694	-	-	694
Foreign exchange (gain)/loss	-	-	-	267	-	267
General and administrative	388	3,858	4,246	1,511	-	5,757
	1,405	22,937	24,342	209,443	(50,113)	183,672
Earnings (loss) before interest taxes, depletion,
depreciation and accretion	975	33,999	34,974	8,945	-	43,919
Non-cash revenue
Unrealized loss on non-hedging derivative
instruments	-	(2,544)	(2,544)	-	-	(2,544)
Amortization of loss on non-hedging derivative
instruments	-	(6,743)	(6,743)	-	-	(6,743)
Foreign exchange gain	2,519	-	2,519	-	-	2,519
	2,519	(9,287)	(6,768)	-	-	(6,768)
Other expenses
Depletion, depreciation and accretion	270	36,476	36,746	2,277	-	39,023
Interest on long-term debt	425	1,604	2,029	900	-	2,929
Non-cash general and administrative	-	(256)	(256)	(20)	-	(276)
Capital, income and withholding taxes	157	1,025	1,182	277	-	1,459
Future income tax expense (recovery)	-	(2,937)	(2,937)	(100)	-	(3,037)
	852	35,912	36,764	3,334	-	40,098
Non-controlling interest	130	-	130	-	-	130
Net income (loss) for the period	$2,512	$(11,200)	$(8,688)	$5,611	$-	$(3,077)
Selected balance sheet items
Capital Expenditures
Property, plant and equipment	577	10,661	11,238	369	-	11,607
Property, plant and equipment through corporate
acquisitions	212,904	272,259	485,163	-	-	485,163
Goodwill additions	-	221,494	221,494	-	-	221,494
Working capital						-
Accounts receivable	12,273	77,230	89,503	99,156	(18,184)	170,475
Petroleum product inventory	-	-	-	20,332	-	20,332
Accounts payable and accrued liabilities	18,259	101,575	119,834	88,262	(18,184)	189,912
Bridge financing	158,184	-	158,184	-	-	158,184
Long-term debt	-	193,200	193,200	120,000	-	313,200
[45]

Three months ended June 30, 2004
United
States Oil	Canada Oil	Total Oil	Midstream
and Natural	and Natural	and Natural	Services	Inter-
Gas	Gas	Gas	and	segment
Production	Production	Production	Marketing	Elimination	Total
Revenue
Gross production revenue	$2,672	$172,633	$175,305	$-	$-	$175,305
Royalties	(292)	(35,138)	(35,430)	-	-	(35,430)
Product sales and service revenue	-	-	-	451,699	(81,018)	370,681
Realized gain/(loss ) on non-hedging derivative instruments	-	(26,209)	(26,209)	(280)	-	(26,489)
	2,380	111,286	113,666	451,419	(81,018)	484,067

Expenses
Cost of goods sold	-	-	-	408,271	(81,018)	327,253
Operating expenses	1,017	36,889	37,906	19,879	-	57,785
Transportation	-	1,928	1,928	-	-	1,928
Foreign exchange (gain)/loss	-	-	-	(248)	-	(248)
General and administrative	388	8,244	8,632	2,375	-	11,007
	1,405	47,061	48,466	430,277	(81,018)	397,725
Earnings (loss) before interest taxes, depletion,
depreciation and accretion	975	64,225	65,200	21,142	-	86,342
Non-cash revenue
Unrealized loss on non-hedging derivative
instruments	-	(16,938)	(16,938)	(1,058)	-	(17,996)
Amortization of loss on non-hedging derivative
instruments	-	(13,335)	(13,335)	-	-	(13,335)
Foreign exchange gain	2,519	-	2,519	-	-	2,519
	2,519	(30,273)	(27,754)	(1,058)	-	(28,812)
Other expenses
Depletion, depreciation and accretion	270	68,629	68,899	4,573	-	73,472
Interest on long-term debt	425	2,628	3,053	2,020	-	5,073
Non-cash general and administrative	-	(640)	(640)	(55)	-	(695)
Capital, income and withholding taxes	157	1,920	2,077	387	-	2,464
Future income tax expense (recovery)	-	(19,876)	(19,876)	2,290	-	(17,586)
	852	52,661	53,513	9,215	-	62,728
Non-controlling interest	130	-	130			130
Net income (loss) for the period	$2,512	$(18,709)	$(16,197)	10,869	$-	$(5,328)
Selected balance sheet items
Capital Expenditures
Property, plant and equipment	577	21,641	22,218	908	-	23,126
Property, plant and equipment through corporate
acquisitions	212,904	272,259	485,163	-	-	485,163
Goodwill additions	-	221,494	221,494	-	-	221,494
Working capital						-
Accounts receivable	12,273	77,230	89,503	99,156	(18,184)	170,475
Petroleum product inventory	-	-	-	20,332	-	20,332
Accounts payable and accrued liabilities	18,259	101,575	119,834	88,262	(18,184)	189,912
Bridge financing	158,184	-	158,184	-	-	158,184
Long-term debt	-	193,200	193,200	120,000	-	313,200
[46]